Mail Stop 3561

December 13, 2006

Via Fax & U.S. Mail

Mr. Kevin M. Farr
Chief Financial Officer
333 Continental Boulevard
El Segundo, California 90245-5012

> **Re:** **Mattel, Inc.**
> **Form 10-K for the year ended December 31, 2005**
> **Filed February 27, 2006**
> **File No. 001-05647**

Dear Mr. Farr:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Linda Cvrkel
Branch Chief